EXHIBIT 99.1

Golar LNG Limited preliminary fourth quarter and financial year 2022 results

  Golar LNG Limited (“Golar” or “the Company”) reports 2022 annual net income attributable to Golar of $788 million, record total book value of equity of $2.9 billion and Total Golar Cash1 of $991 million, inclusive of $112 million of restricted cash.
  Q4 2022 ("Q4" or "the quarter") net income of $71 million and Adjusted EBITDA1 of $87 million.
  Exited New Fortress Energy Inc. (“NFE”) investment, by selling 8.3 million shares in NFE for net proceeds of $418 million, and by agreeing to acquire NFE's interest in Golar Hilli LLC for our remaining 4.1 million NFE shares and $100 million in cash (“the Hilli transaction”), increasing Golar’s run-rate Adjusted EBITDA1 by approximately $70 million.
  Exited Cool Company Ltd. (“CoolCo”) investment, by selling 8 million shares in Q4 raising net proceeds of $98 million, and a further 4.5 million shares on February 28, 2023 that are expected to raise net proceeds of around $56 million.
  Secured an LNG carrier intended for conversion to a 3.5MTPA Mark II FLNG.
  Unwound 2023 and 2024 Dutch Title Transfer Facility natural gas (“TTF”) hedges locking in approximately $140 million of Distributable Adjusted EBITDA1.
  Repurchased $141 million of $300 million 2025 maturing unsecured bonds at par.

Golar’s streamlined focus on FLNG positions the company to take advantage of the most profitable segment of the LNG value chain. The recently announced Hilli transaction, the upcoming commencement of the 20-year Gimi contract, and cash flows locked in through the TTF hedges secure strong growth in free cash flow from operations. A strong balance sheet position, low leverage and strong cash flow from operations allow for expansion of the FLNG business and return of value to shareholders. The board and management are exploring alternatives to commence a dividend and/or a new share buyback program.

FLNG Hilli: Distributable Adjusted EBITDA1 from FLNG Hilli increased by $20 million from $94 million in Q3 2022 to $114 million in Q4 2022, of which Golar's share was $86 million, compared to $64 million in Q3 2022. Due to a combination of upstream technical issues and FLNG Hilli maintenance, 2022 LNG production was 3.5% below the annual contracted 1.4MTPA and a $36 million accounting liability was recognized. The issues that resulted in the reduced production were resolved in Q4 2022 and FLNG Hilli has been producing to schedule since. Subject to customary documentation, Golar and the customer agree that the $36 million 2022 production shortfall will be compensated through overproduction in 2023, where we expect to recognize an additional 2023 Adjusted EBITDA1 of $36 million, offsetting the 2022 underutilization liability with no expected net cash impact to Golar.

In January 2023, Golar effectively unwound its 2023 and 2024 TTF hedges, locking in approximately $140 million of TTF hedged Distributable Adjusted EBITDA1 whilst re-gaining full market exposure to its TTF linked production:

  January-February 2023: Distributable Adjusted EBITDA1 of approximately $25 million, which includes Golar’s share of TTF invoices for the same period (approximately $12 million  generated from the hedged price);
  March-December 2023:100% of TTF linked production unwound securing approximately $76 million of Distributable Adjusted EBITDA1 that will be received in equal monthly installments between March-December 2023; and
  Full year 2024: 50% of TTF linked production unwound securing approximately $49 million of Distributable Adjusted EBITDA1 that will be received in twelve equal monthly installments through 2024.

On February 6, 2023, Golar agreed to acquire NFE's interest in the FLNG Hilli. Subject to the Hilli transaction closing as planned, Golar’s interest in the currently contracted FLNG Hilli fees from January 1, 2023, will be as follows:

  94.6% of Common Units that receive tolling fees from trains 1 and 2, and 5% of TTF fees,
  89.1% of Series A units that receive Brent oil linked fees, and
  89.1% of Series B units that receive 95% of TTF linked fees.

Golar's share of annual Distributable Adjusted EBITDA1 from FLNG Hilli is expected to increase by approximately $70.0 million through to the current Liquefaction Tolling Agreement (“LTA”) conclusion in July 2026.

Assuming the Hilli transaction with NFE closes and TTF and Brent oil forward prices of $16.6/MMBtu and $81.3/bbl respectively, 2023 Distributable Adjusted EBITDA1 from FLNG Hilli is expected to be around $335 million. This comprises:

  $138 million of net tolling fees
  $101 million of TTF fees locked in for Jan and Feb and from unwinding the March - Dec hedge
  $37 million of TTF fees from March - Dec exposure (+/- 1$/MMBtu = $2.6 million)
  $59 million of Brent oil fees (+/- $1/bbl = $2.7 million between $60 floor and contractual ceiling)

For 2024, assuming the Hilli transaction closes and TTF and Brent oil forward prices of $17.9/MMBtu and $77.3/bbl respectively, Distributable Adjusted EBITDA1 from FLNG Hilli is expected to be around $283 million. This comprises:

  $138 million of net tolling fees
  $49 million of TTF fees locked in from unwinding the Jan - Dec hedge
  $48 million of TTF fees from Jan - Dec exposure (+/- 1$/MMBtu = $3.2 million)
  $48 million of Brent oil fees (+/- $1/bbl = $2.7 million between $60 floor and contractual ceiling)

With significant remaining useful life beyond FLNG Hilli’s initial contract ending July 2026, Golar sees substantial upside in re-contracting at higher capacity and increased tariff.

FLNG Gimi construction: Conversion of FLNG Gimi for its 20-year contract with BP was 92% technically complete on February 12, 2023, still on track for a H1 2023 sail away. The BP owned floating production, storage and offloading vessel (“FPSO”) which needs to be commissioned ahead of Gimi's commissioning is now in Singapore and is expected to arrive on site in Q2 2023. FLNG Gimi is expected to unlock around $3 billion of Earnings Backlog1 to Golar, equivalent to approximately $151 million in annual Adjusted EBITDA1.

FLNG business development: Golar has seen increasing engagement with prospective clients for a potential redeployment of FLNG Hilli once her current contract ends. Golar’s re-contracting focus is on integrated opportunities together with upstream partners.

Golar has also secured an option to acquire a 148,000 cbm moss design LNG carrier for a MKII FLNG conversion. A non-refundable payment of $5 million was made in February 2023, which, subject to the option being exercised in Q2 2023, will be deducted from the agreed $78 million purchase price. Significant progress has been made with the conversion shipyard, procurement of long lead items and financing. Strong client engagement also continues for potential deployment, and economics are attractive for both integrated and tolling fee opportunities. Securing attractive delivery for this future FLNG unit increases Golar’s ability to drive value with prospective FLNG clients.

Contracting at current gas prices would result in full payback, including upstream capex, in less than two years for typical integrated FLNG projects.

FSRU: Hire received from sub-chartering the FSRU Tundra to a third party until November 2022, net of operating costs and hire paid to Snam Group (“Snam”), amounted to $2 million in Q4, recorded under Net income from discontinued operations. Fees recognized in respect of the services agreement to assist Snam with FSRU Tundra's drydocking, site commissioning and hook-up amounted to $9 million in Q4.

Financial Summary

(in thousands of $)	Q4 2022	Q4 2021	% Change	YTD 2022	YTD 2021	% Change
Net income attributable to Golar LNG Ltd	71,438	8,009	792%	787,773	413,851	90%
Total operating revenues	59,140	65,513	(10)%	267,740	260,273	3%
Adjusted EBITDA	87,409	56,423	55%	362,980	182,178	99%
Golar's share of contractual debt[1]	843,428	2,239,497	(62)%	843,428	2,239,497	(62)%

Financial Review

Business Performance:

	2022		2021
	Oct-Dec	Jul-Sep	Oct-Dec
(in thousands of $)	Total	Total	Total
Net income	67,070	175,435	45,811
Income taxes	(720)	134	1,053
Net income before income taxes	66,350	175,569	46,864
Depreciation and amortization	12,432	12,433	13,832
Unrealized loss/(gain) on oil and gas derivative instruments	72,995	(12,364)	(34,609)
Realized and unrealized MTM (gain)/loss on our investment in listed equity securities	(54,469)	(51,449)	51,566
Other non-operating income	(649)	(1,244)	(1,554)
Interest income	(8,212)	(3,059)	(66)
Interest expense	3,697	4,154	10,365
Losses/(gains) on derivative instruments	1,833	(25,453)	(7,285)
Other financial items, net	2,137	(341)	262
Net income from equity method investments	(6,045)	(9,987)	(1,642)
Net income from discontinued operations	(2,660)	(3,261)	(21,310)
Adjusted EBITDA (1)	87,409	84,998	56,423

	2022
	Oct-Dec				Jul-Sep
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	5,469	36,511	17,160	59,140	981	54,893	12,561	68,435
Vessel operating expenses	(1,965)	(15,202)	(1,718)	(18,885)	(1,857)	(14,227)	(1,633)	(17,717)
Voyage, charterhire & commission expenses	(111)	(150)	(9)	(270)	(590)	(150)	25	(715)
Administrative (income)/expenses	37	44	(7,579)	(7,498)	(4)	7	(10,469)	(10,466)
Project development (expenses)/income	(45)	(2,419)	(4,222)	(6,686)	—	2,085	136	2,221
Realized gains on oil derivative instrument (2)	—	77,324	—	77,324	—	57,047	—	57,047
Other operating losses (3)	—	(15,716)	—	(15,716)	—	(13,807)	—	(13,807)
Adjusted EBITDA (1)	3,385	80,392	3,632	87,409	(1,470)	85,848	620	84,998

(2) The line item “Realized and unrealized gain on oil and gas derivative instruments” in the Unaudited Condensed Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized gain/(loss) on oil and gas derivative instruments”.

The realized component comprised (i) Brent oil linked fees of $27.8 million (September 30, 2022: $32.8 million), (ii) TTF-linked proceeds of $39.1 million (September 30, 2022: $45.2 million) and (iii) commodity swap income of $10.4 million (September 30, 2022: $20.9 million expense) and represents the contracted amounts in relation to the Hilli LTA receivable in cash.

(3) The line item “Other operating losses” in the Unaudited Condensed Consolidated Statements of Operations includes FLNG Hilli's underutilization of $15.7 million in Q4 2022, which together with $20.1 million included in "Liquefaction services revenue" amounts to $35.8 million.

	2021
	Oct-Dec
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	2,905	56,406	6,202	65,513
Vessel operating expenses	3,890	(11,907)	(4,460)	(12,477)
Voyage, charterhire & commission (expenses)/income	(75)	(150)	232	7
Administrative expenses	(13)	(55)	(9,043)	(9,111)
Project development income/(expenses)	143	(1,055)	468	(444)
Realized gains on oil derivative instrument	—	12,935	—	12,935
Adjusted EBITDA (1)	6,850	56,174	(6,601)	56,423

Golar reports today Q4 net income attributable to Golar of $71 million and Adjusted EBITDA1 of $87 million.

The Brent oil linked component of FLNG Hilli's fees generates additional annual operating cash flows of approximately $3.1 million for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. A $28 million realized gain on the oil derivative instrument was recorded in Q4. Golar has an effective 89.1% interest in these earnings. A Q4 realized gain of $39 million was also recognized in respect of fees for the TTF linked production. Golar had an effective 86.9% interest in these earnings. This will increase to an effective 89.4% interest from January 1, 2023 subject to the Hilli transaction closing as planned. A $10 million realized gain (100% of which is attributable to Golar) on the hedged component of the quarter's TTF linked earnings was also recognized during the quarter. Collectively a $77 million Q4 realized gain on oil and gas derivative instruments was recognized as a result.

The mark-to-market fair value of the FLNG Hilli Brent oil linked derivative asset increased by $19 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The mark-to-market fair value of the FLNG Hilli TTF natural gas derivative asset decreased by $187 million during the quarter with a corresponding unrealized loss of the same amount recognized in the income statement. A $95 million unrealized gain in respect of the hedged portion of the Q4 2022 TTF linked FLNG Hilli production was also recognized during the quarter. Collectively this resulted in a $73 million Q4 unrealized loss on oil and gas derivative instruments.

During Q4, Golar sold 7.1 million NFE shares. This resulted in a Q4 2022 realized mark-to-market gain on listed equity securities of approximately $61 million in Other non-operating income. A decrease in the NFE share price between October 1 and December 31 resulted in the recognition of a Q4 unrealized mark-to-market loss of $7 million on Golar’s then remaining 5.3 million NFE shares. The fair value of these shares was $42.42 per share as of December 31, 2022. Together with dividend income from NFE, this collectively contributed to most of the $55 million of Other non-operating income during the quarter.

Balance Sheet and Liquidity:

As of December 31, 2022, Total Golar cash1 was $991 million, comprised of $879 million of cash and cash equivalents and $112 million of restricted cash. The quarterly increase in cash and cash equivalents is mainly attributable to $471 million net proceeds from the sale of listed securities, partially offset by the repurchase of $141 million of unsecured bonds. Of the $162 million of restricted cash, $50 million is attributable to the FLNG Hilli lessor-owned VIE.

Within the $373 million current portion of long-term debt and short-term debt as at December 31, 2022 is $365 million in respect of the FLNG Hilli lessor-owned VIE subsidiary that Golar is required to consolidate. Golar's share of Contractual Debt1 amounts to $843 million. Deducting Golar's share of Contractual Debt1 of $843 million from Total Golar Cash1 of $991 million leaves net cash of $148 million.

Subsequent to the quarter end Golar received an $11 million net dividend from NFE, $46 million proceeds from NFE shares sold, and paid the $5 million non-refundable deposit for the FLNG conversion vessel. Subject to the anticipated closing of the Hilli transaction with NFE, Golar expects to assume $323 million of FLNG Hilli Contractual Debt1 and pay NFE $100 million in cash. It also expects to receive net proceeds of around $56 million from the remaining CoolCo shares sold on February 28, 2023. After reflecting these subsequent events, Total Golar Cash1 increases to $999 million and Golar's share of Contractual debt1 increases to $1.2 billion.

Inclusive of $15 million of capitalized interest, $44 million was invested in FLNG Gimi during the quarter, increasing the total FLNG Gimi Asset under development balance as at December 31, 2022 to $1.2 billion. Of this, $535 million was drawn against the $700 million debt facility secured by FLNG Gimi. Both the investment and debt drawn to date are reported on a 100% basis. Golar's share of remaining capital expenditure to be funded out of equity, net of the Company's share of remaining undrawn debt amounts to $183 million.

Expenditure on long-lead items and engineering services for the Mark II FLNG amounted to $27 million as of December 31, 2022, and is included in Other non-current assets.

Corporate and Other Matters:

As at December 31, 2022, Golar had 107.2 million shares issued and outstanding. There were also 1.0 million outstanding stock options with an average price of $15.37, 0.2 million unvested restricted stock units, and 0.1 million unvested performance stock units awarded. During the quarter 0.2 million shares were repurchased and cancelled at an average cost per share of $23.13.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which our outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at December 31, 2022, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
 + Impairment of long-term assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, impairment, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
 + Impairment of long-term assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
- Accrued underutilization adjustment	Increases the comparability of our operational FLNG, Hilli from period to period and against the performance of other companies by removing the non-distributable income of Hilli, project development costs and the operating costs of the Gandria and Gimi.

Liquidity measures
Contractual debt (1)	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges +/-VIE consolidation adjustments +/-Deferred finance charges +/-Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with our competitors.
Total Golar debt	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges
+/-VIE consolidation adjustments
+/-Deferred finance charges
+/-Deferred finance charges within liabilities held for sale
		+/-Incremental debt arising from acquisition of NFE’s interest in Hilli	The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.
Total Golar Cash and Listed Securities	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current) + Other current assets + Other equity method investments	- VIE restricted cash and short-term deposits
- Trade receivables
- Inventories
- MTM asset on TTF linked commodity swap
- Prepaid expenses
- Interest receivable from interest rate swaps
- Other receivables
- Other equity method investments (comprise of Egyptian Company for Gas Services (ECGS) and Aqualung Carbon Capture AS (Aqualung))	We consider our investment in listed equity securities (our equity holdings in NFE) and our equity method investment in CoolCo to be available for us to monetize at short notice and therefore we consider available for funding our capital intensive growth projects.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity position to fund existing and future FLNG projects.

(1) Please refer to reconciliation below for Golar's share of Contractual Debt

Definitions:

FLNG: Floating Liquefaction Natural Gas
FSRU: Floating Storage Regasification Unit
MTPA: Million Tons Per Annum

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	December 31, 2022	September 30, 2022	December 31, 2021
Total debt (current and non-current) net of deferred finance charges	1,217,236	1,353,748	1,623,300
Total debt within liabilities held for sale net of deferred finance charges	—	—	786,501
VIE consolidation adjustments	124,222	143,925	315,652
Deferred finance charges	20,954	23,554	28,207
Deferred finance charges within liabilities held for sale	—	—	3,918
Total Contractual Debt	1,362,412	1,521,227	2,757,578
Less: Golar Partners', Keppel's and B&V's share of the FLNG Hilli contractual debt	(358,484)	(367,633)	(395,081)
Less: Keppel's share of the Gimi debt	(160,500)	(160,500)	(123,000)
Golar's share of Contractual Debt	843,428	993,094	2,239,497

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Total Golar Cash

(in thousands of $)	December 31, 2022	September 30, 2022	December 31, 2021
Cash and cash equivalents	878,838	498,164	231,849
Restricted cash and short-term deposits (current and non-current)	161,955	130,949	106,073
Less: VIE restricted cash and short-term deposits	(49,603)	(17,503)	(16,523)
Total Golar Cash	991,190	611,610	321,399

Total Golar Cash and Listed Securities

(in thousands of $)	December 31, 2022
Cash and cash equivalents	878,838
Restricted cash and short-term deposits (current and non-current)	161,955
Other current assets	356,779
Equity method investments	104,108
Less: VIE restricted cash and short-term deposits	(49,603)
Less: Trade receivables	(41,545)
Less: Inventories	(692)
Less: MTM asset on TTF linked commodity swap	(73,583)
Less: Prepaid expenses	(2,760)
Less: Interest receivable from interest rate swaps	(1,923)
Less: Other receivables	(11,487)
Less: Other equity method investments	(6,879)
Total Golar Cash and Listed Securities (1)	1,313,208

(1) Total Golar Cash and Listed Securities is based on net book value of our equity method investments and the listed securities as of the period end date.

Non-US GAAP Measures Used in Forecasting
Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements is excluded.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. In particular, the following, among other statements, are all forward looking in nature:

  that the acquisition of NFE's equity interest in the common units of Golar Hilli LLC will close when expected, or at all, because conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the acquisition are not realized as a result of, among other things, the weakness of the economy, volatility of commodity prices, our ability to recontract the FLNG Hilli and other competitive factors in the FLNG industry;
  forecast 2023 - 2026 results from FLNG Hilli which could differ from actual results, potentially materially, due to volatility in commodity prices or vessel or upstream operational issues, or as referred to above, our ability to close the Hilli transaction with NFE;
  our ability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (the “Gimi GTA Project”), including the timing of various project infrastructure delivery to site such as the floating production, storage and offloading unit and FLNG Gimi. Delays to their delivery to site could incur costs and delay commissioning and the unlocking of FLNG Gimi earnings backlog1;
  that we will exercise the option to purchase the LNG carrier that we have secured for our MKII FLNG project. Failure to do this means Golar could lose its non-refundable deposit and require that it secure another vessel or a new option on the same vessel should it subsequently decide to continue with its MKII FLNG conversion;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the MKII FLNG will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose Golar to losses on its investments in long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditure and commodity prices could have a material impact on estimated payback periods; and
  our expectation that documentation and execution of an agreement with the FLNG Hilli customer to make up the 2022 production shortfall in 2023 will be completed. Failure to achieve this will require cash settlement of the 2022 production shortfall liability via a reduction to our final billing in 2026.

Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
  failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
  our ability to meet our obligations under the Liquefaction Tolling Agreement entered into in connection with FLNG Hilli;
  our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and Gimi or to monetize our remaining equity holdings in Avenir on a timely basis or at all;
  increases in costs as a result of recent inflation, including, among other things, wages, insurance, provisions, repairs and maintenance;
  continuing volatility in the global financial markets;
  changes in our relationship with our affiliates and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”), Golar LNG Partners LP (“Golar Partners”), Energos Infrastructure Management LLC (“Energos”), CoolCo and Snam;
  the ability of Hygo, Golar Partners, NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and in our ability to obtain financing for such conversions or commissioning works on acceptable terms or at all;
  changes in our ability to obtain additional financing on acceptable terms or at all;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, FLNGs or other parts of the LNG supply chain;
  changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
  a material decline or prolonged weakness in rates for LNG carriers or FLNGs;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  global economic trends, competition and geopolitical risks, including impacts from rising inflation and the ongoing Ukraine and Russia conflict and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels;
  our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports;
  the length and severity of outbreaks of pandemics, including the worldwide outbreak of the coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects or commissioning works, the operations of our charterers and customers, our global operations and our business in general; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement
We confirm that, to the best of our knowledge, the unaudited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the report for the year ended December 31, 2022, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

Our actual results for the quarter and year ended December 31, 2022 will not be available until after this press release is furnished and may differ from these estimates. The preliminary financial information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 20-F for the year ended December 31, 2022 once it becomes available. Accordingly, you should not place undue reliance upon these preliminary financial results.

February 28, 2023
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Golar LNG Limited preliminary fourth quarter and financial year 2022 results (https://ml-eu.globenewswire.com/Resource/Download/74b4cff7-91bf-43fe-9c36-ec374337bf08)